EXPENSE CAP/REIMBURSEMENT AGREEMENT
This Agreement is entered into as of the 13th day of December, 2016 between Provident Trust Company (the “Adviser”) and Provident Mutual Funds, Inc. (the “Corporation”), on behalf of the Provident Trust Strategy Fund (the “Fund”).
WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.
NOW THEREFORE, the parties agree as follows:
The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Fund and the Adviser and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Fund’s investments in other investment companies) and other extraordinary expenses, do not exceed 1.00% of the Fund’s average daily net assets on an annual basis.
The Adviser shall be entitled to recoup such amounts from the Fund for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund.
This Agreement shall continue in effect until January 31, 2018.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.
PROVIDENT TRUST COMPANY

By: /s/ J. Scott Harkness
J. Scott Harkness
Chief Executive Officer

PROVIDENT MUTUAL FUNDS, INC.

By: /s/ J. Scott Harkness
J. Scott Harkness
President